FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 26, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö _Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Italian court dismisses case against Tenaris’s Chairman and Chief Executive Officer and two other Board members over allegedly improper payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Italian court dismisses case against Tenaris’s Chairman and Chief Executive Officer and two other Board members over allegedly improper payments

Luxembourg, May 26, 2022 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) was advised today that the Milan court of first instance overseeing an investigation in Italy into allegedly improper payments made in Brazil prior to 2014 for the supposed benefit of Confab Industrial S.A., a Brazilian subsidiary of the Company, dismissed for lack of jurisdiction the case brought by the public prosecutor against each of Tenaris’s Chairman and Chief Executive Officer Paolo Rocca and Board members Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin S.A.. The court stated that “the criminal proceeding should not even have been initiated”. The public prosecutor may appeal the decision.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.